Exhibit 99.6

MAG SILVER CORP. SPECIAL MEETING THURSDAY, JULY 10, 2025 AT 9:00 A.M. PDT FOR HOLDERS AS OF JUNE 02, 2025 JULY 08, 2025 55903Q104 * ISSUER CONFIRMATION COPY - INFO ONLY * George Paspalas, Fausto Di Trapani, Jill Neff 1 To consider and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the management information circular of MAG Silver Corp. (the "Company") dated June 6, 2025, approving a plan of arrangement involving MAG Silver Corp. and Pan American Silver Corp. under section 288 of the Business Corporations Act (British Columbia). 1 OF 1 1 1 E RECOMMENDATION: FOR FOR AGAINST 0 0 S15836 - 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 111 1 1111 1 11 1 1 1 1 1 1 11111 1 11 11 1 1 1 11 1 111 1 1 111 1 111 11111 1 1 1 1 1 111 1 111 1 11 1 1 1 1 1 1 11 11 1 1 1 11 1 1111 1111 1 1 1 111 11 11 1 1111 1 11111 1 1 1 11111 11 1 1111 1 1 11 1111 11 11 1 1 1 1 11 1111 1 1 111 1 1 111 11 1 1111 11 1 1 1 1 1 1 11 1 1 11 11 1 1 1 1 11111 111 1 11 1 1 1 11 11 111 1 1 1 11 11111111111111111111111111111111 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 11 1 11 11 1111111 11 1 1 1 111 11 11 11 1 11 1 11111 1 11 1 1 1 11 11 1 1 11 1 1 1 11 111 111 11111 11 1 1 1 1 1 1 1 1 1 11 1 1 1 1111 1 1 111 11 11 1 1 1 11 111111 11 1 1 1 111 111111 1 1 111 1 1 11 1 11 1 1 1 111 1 1 11 1 11 11 111 1 1 1 11 1 11 1 1111 1 1 11111111 1 1 1 1 1 11111111111 111 1 1 1 1 11 1 1 1 1111 1 1 1 1 11111111111111111111111111111111

MAG SILVER CORP. SPECIAL MEETING THURSDAY, JULY 10, 2025 AT 9:00 A.M. PDT JULY 08, 2025 2601 14TH AVENUE MARKHAM, ON L3R 0H9 1133 Melville St., Suite 3500 Vancouver, BC MAG SILVER CORP. 801 - 815 W. HASTINGS STREET, VANCOUVER, BC V6C 2V6 CANADA 1 1 1 1 1 1 1 1 1 1 111 1 1111 1 111 1 11111 11 1 1 1 1 1 1 111 1 111 1 1 1 11 1 1 1 1 11 1111 1 11 1 1 111 1 1111 1 1111 11 11 1 1 11 111 111 1 1 11 11111 11111 1 11111 111 111 1 1 1 111 1 11 11 1111 1 1 1 1 1 1 1 11 11 1 1 111 1111 1 1 1 1 111 11 11 11 111 1 1 111 1 1 1 1 111 1 1 11 1 11111111111111111111 1 1 S15836 - E 1 OF 1 1 1 1 1 1 1 1 1 1 1 1 1